FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For period ending 21 March 2017

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x    Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')

Conditional Share Awards

As previously announced on 17 February 2017, Awards made to certain Executive Directors and Persons Discharging Managerial Responsibilities ('PDMR') made under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan ('DABP') on a pre-tax basis and the associated Matching Awards, which were subject to relevant business performance conditions with the three-year performance period beginning 1 January 2014 and ended 31 December 2016, had vested on 16 February 2017.

This notification that follows relates to an award made to a PDMR on a post-tax basis and shows the vesting of the Co-investment shares purchased on 20 March 2014 including dividends accrued and the proportion of the Matching Award i.e., conditional award that vested including dividends accrued on the award which vested in the same proportion subject to performance, as the underlying shares on 20 March 2017, the third anniversary of the award in accordance with the Plan rules.  The balance of the Matching Award made to this PDMR has lapsed.

The performance measure vesting details are as follows:

Portion of the Award	Measure	Outcome	Overall outcome
1/3rd	Adjusted free cash flow - The Company did not meet the threshold level of performance for adjusted free cash flow for the three year period.	Lapsed in full	0%
1/3rd	TSR measure - For the three years ending 31 December 2016, the Company's TSR ranked 9th (i.e. below median) against a comparator group of 10 global pharmaceutical companies including GSK.	Lapsed in full	0%
1/3rd	R&D New Products sales measure - For the three year period, the Company achieved New Product sales calculated in accordance with the principles for the measure of £6.717bn, which was above the maximum vesting level of £4.428bn (the threshold level was £3.623bn) after appropriate adjustments for the implications of the three-part transaction with Novartis.	Vested in full	33.33%
	Total vesting for 2014 award Lapsed		33.33% 66.67%

The closing price of an Ordinary Share at the point of vesting on 20 March 2017 was £16.89.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, Human Resources
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2014 under the Company's 2009 Deferred Annual Bonus Plan on a post-tax basis - Co-investment shares and Matching Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	2,965 (Co-investment shares)
		£0.00	989 (Matching - nil-cost option)
d)	Aggregated information Aggregated volume Price	3,954 £0.00
e)	Date of the transaction	2017-03-20
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 21, 2017

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc